Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its stockholders and the general market that, on this date, it has entered into an agreement with Ideal Holding Financeira S.A. and its subsidiaries (“Ideal”) for the purchase of up to 100% of Ideal´s capital stock. The purchase will be carried out in two phases over five years. In the first phase, Itaú Unibanco will purchase 50.1% of Ideal´s voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company’s control. In the second phase, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal´s capital stock. The management of Ideal’s business will remain independent from Itaú Unibanco, under the terms and conditions of the Stockholders’ Agreement for this transaction. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service customer. This transaction strengthens Itaú Unibanco’s investment ecosystem and will enable (i) particularly, the provision of the talent and expertise of Ideal’s professionals, renowned for their high ability to innovate in this industry, (ii) the offer of financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent financial advisors into the market, and (iv) the improved distribution of investment products to individual clients. Ideal is a fully digital broker that currently offers electronic trading and DMA (direct market access) solutions, on a flexible and cloud-based platform. Ideal has obtained its operation license in 2019 and was founded by executives highly experienced in the securities intermediation segment, it is today one of the leading brokers in traded volume on B3. The investment in Ideal strengthens Itaú Unibanco’s commitment with its clients seeking transformational solutions in an increasingly expanding market, thus enabling to increase the offer of products and services in the channels most convenient to each client profile and the sustainable business development. The completion of the transaction is subject to approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil. São Paulo (State of São Paulo), January 13, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence